As filed with the U.S. Securities and Exchange Commission on February 1, 2008

File Nos. 333-139837 811-05908

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM N-14 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X] Pre-Effective Amendment No. [ ] Post-Effective Amendment No. 1

JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II

(Exact Name of Registrant as Specified in Charter)

     601 Congress Street Boston, Massachusetts 02110

(Address of Principal Executive Offices)

(617) 663-4324

(Registrant’s Area Code and Telephone Number)

Alfred P. Ouellette 601 Congress Street Boston, Massachusetts 02110 (Name and Address of Agent for Service)	With copies to: Mark P. Goshko, Esq. Kirkpatrick & Lockhart Preston Gates Ellis LLP One Lincoln Street Boston, Massachusetts 02111

JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II (the “REGISTRANT”)

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement on Form N-14

Part A – Joint Proxy Statement/Prospectus of John Hancock Patriot Premium Dividend Fund I (“Patriot I”), the Registrant, John Hancock Patriot Select Dividend Trust (“Patriot Select”), John Hancock Patriot Global Dividend Fund (“Patriot Global”), and John Hancock Patriot Preferred Dividend Fund (“Patriot Preferred”) (collectively, the “Patriot Funds”) - Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on March 14, 2007, SEC Accession No. 0001010521-07-000244.

Part B - Statement of Additional Information of the Registrant - Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on March 14, 2007, SEC Accession No. 000101521-07-000244.

Part C - Other Information Signature Page Exhibit Index

Exhibits - The sole purpose of this filing is to file as exhibits the opinion and consent of counsel supporting the tax matters and consequences to shareholders of the reorganizations described in the Registrant’s Registration Statement on Form N-14, filed on March 14, 2007, as required by Item 16(12) of Form N-14. Part C of this Registration Statement has been updated as necessary.

PART C

OTHER INFORMATION

Item 15. Indemnification.

No change from the information set forth in the most recently filed Registration Statement of the Registrant on Form N-14 under the Securities Act of 1933 (File Nos. 333-139837 and 811-05908) as filed with the Securities and Exchange Commission on March 8, 2007 (Accession No. 000101521-07-000237), which information is incorporated herein by reference.

Item 16. Exhibits.

(1)(a)	Agreement and Declaration of Trust of the Registrant, dated September 26, 1989. (1)
(1)(b)	Amended and Restated Declaration of Trust of the Registrant, dated December 12 1989. (1)
(1)(c)	Amendment to the Agreement and Declaration of Trust, dated September 13, 1994. (1)
(1)(d)	Instrument Fixing the Number of Trustees and Appointed Individual to Fill Vacancy, dated
December 7, 1999. (3)
(1)(e)	Amendment to the Agreement and Declaration of Trust, dated June 24, 2005. (2)
(2)	Amended and Restated By-Laws of the Registrant. (1)
(3)	None
(4)	Form of Agreement and Plan of Reorganization. (1)
(5)(a)	Specimen share certificate for common shares of the Registrant. (1)
(5)(b)	Specimen share certificate for Dutch Auction Rate Transferable Securities Series C of the
Registrant. (1)
(5)(c)	Specimen share certificate for Dutch Auction Rate Transferable Securities (“DARTS”) Series D
of the Registrant. (1)
(5)(d)	Specimen share certificate for DARTS Series E of the Registrant. (1)
(5)(e)	Specimen share certificate for DARTS Series F of the Registrant. (1)
(6)(a)	Investment Advisory Agreement between the Registrant and John Hancock Advisers, Inc., dated
May 6, 1992. (1)
(6)(b)	Sub-Advisory Agreement among John Hancock Advisers, LLC, Sovereign Asset Management
LLC, and the Registrant, dated December 31, 2005. (1)
(7)	Not applicable.
(8)	Not applicable.

(9)(a)	Custody Agreement between the Registrant and The Bank of New York, dated as of September
10, 2001. (1)
(9)(b)	Amendment to the Custody Agreement, dated as of January 9, 2003. (1)
(9)(c)	Schedule II to the Custody Agreement, as of August 1, 2006. (1)
(10)	Not applicable.
(11)	Opinion and consent of Kirkpatrick & Lockhart Preston Gates Ellis LLP (“K&L Gates”) as to
legality of securities being registered by Registrant. (4)
(12)(a)	Opinion of K&L Gates with respect to certain federal income tax consequences of the
Registrant’s acquisition of Patriot Global. (*)
(12)(b)	Opinion of K&L Gates with respect to certain federal income tax consequences of the
Registrant’s acquisition of Patriot Preferred. (*)
(12)(c)	Opinion of K&L Gates with respect to certain federal income tax consequences of the
Registrant’s acquisition of Patriot I. (*)
(12)(d) Opinion of K&L Gates with respect to certain federal income tax consequences of the
Registrant’s acquisition of the Patriot Select. (*)
(13)(a)	Transfer Agency Services Agreement between the Registrant and Mellon Investor Services, dated as of June 1, 2002. (1)
(13)(b)	Amended Transfer Agency Services Agreement between the Registrant and Mellon Investor
Services dated July 1, 2005. (1)
(13)(c) Auction Agency Agreement between the Registrant and Manufacturers Hanover Trust Company
(Series A and B), dated as of December 21, 1989. (1)
(13)(d) Broker-Dealer Agreement between Bankers Trust Company and J.P. Morgan, dated as of June
26, 2001. (1)
(13)(e) Amendment to the Broker-Dealer Agreement, dated December 27, 2005. (1)
(13)(f)	Broker-Dealer Agreement between Deutsche Bank Trust Company Americas and Jefferies & Co.,
dated as of April 7, 2003. (1)
(13)(g) Form of Letter of Representations. (4)
(13)(h) Administration Agreement between the Registrant and John Hancock Advisers, Inc., dated May
6, 1992. (1)
(13)(i)	Amendment No. 1 to the Administration Agreement, dated December 8, 1992. (1)
(14)	Consent of Independent Registered Public Accounting Firms. (4)
(15)	Not applicable.

(16) Power of Attorney. (4) (17)(a) Form of Proxy Card of the Registrant. (4)

(17)(b) Form of Proxy Card for the Patriot Funds. (4)

(17)(c) Combined Code of Ethics of John Hancock Advisers, LLC, Sovereign Asset Management Co., each open-end and closed-end fund advised by John Hancock Advisers, LLC and John Hancock Funds, LLC. (3)

(17)(d) Dividend Reinvestment Plan of the Registrant. (1)

(17)(e) Proxy Voting Policies of John Hancock Advisers, LLC and Sovereign Asset Management Corporation. (3)

* Filed herewith

(1)	Previously filed. Incorporated herein by reference to exhibits filed with Registrant’s Form N-14 (File Nos. 333-139837 and 811-05908) on January 8, 2007 (Accession No. 0000898432-07- 000037)

(2)	Previously filed. Incorporated herein by reference to exhibits filed with Registrant’s Form NSAR- A (File No. 811-05908) on June 28, 2006 (Accession No. 0001010521-06-000508)

(3)	Previously filed. Incorporated herein by reference to exhibits filed with Registrant’s Form N-CSR (File No. 811-05908) on January 3, 2007 (Accession No. 0000928816-07-000011)

(4)	Previously filed. Incorporated herein by reference to exhibits filed with Registrant’s Form N-14 (File Nos. 333-139837 and 811-05908) on March 8, 2007 (Accession No. 0001010521-07- 000237)

Item 17. Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

NOTICE

     A copy of the Amended and Restated Agreement and Declaration of Trust of John Hancock Patriot Premium Dividend Fund II, as amended, is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts on the 1st day of February, 2008.

John Hancock Patriot Premium Dividend Fund II

By:	/s/Keith F. Hartstein
Keith F. Hartstein
President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Keith F. Hartstein	President and	February 1, 2008
Keith F. Hartstein	Chief Executive Officer

/s/Gordon M. Shone	Treasurer	February 1, 2008
Gordon M. Shone	(Principal Financial Officer and
Principal Accounting Officer)

/s/ James R. Boyle*	Trustee	February 1, 2008
James R. Boyle

/s/ James F. Carlin *	Trustee	February 1, 2008
James F. Carlin

/s/ William H. Cunningham *	Trustee	February 1, 2008
William H. Cunningham

/s/ Charles L. Ladner *	Trustee	February 1, 2008
Charles L. Ladner

/s/ John A. Moore *	Trustee	February 1, 2008
Dr. John A. Moore

/s/ Patti McGill Peterson*	Trustee	February 1, 2008
Patti McGill Peterson

/s/ Steven R. Pruchansky *	Trustee	February 1, 2008
Steven R. Pruchansky

* By:	/s/ Alfred P. Ouellette	February 1, 2008
Alfred P. Ouellette
(Attorney-in-Fact)

EXHIBIT INDEX
Exhibit No.	Description
(12)(a)	Opinion of K&L Gates with respect to certain federal income tax consequences of the Registrant’s acquisition of Patriot Global.
12(b)	Opinion of K&L Gates with respect to certain federal income tax consequences of the Registrant’s acquisition of Patriot Preferred.
12(c)	Opinion of K&L Gates with respect to certain federal income tax consequences of the Registrant’s acquisition of Patriot I.
12(d)	Opinion of K&L Gates with respect to certain federal income tax consequences of the Registrant’s acquisition of the Patriot Select.